UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spark Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

846511 103

(CUSIP Number)

Gil Melman

2105 CityWest Blvd., Suite 100

Houston, Texas 77042

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 846511 103

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,750,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103

1.	Names Of Reporting Persons. NuDevco Partners, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,750,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103

1.	Names Of Reporting Persons. NuDevco Partners Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,750,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103

1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,750,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

CUSIP No. 846511 103

1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,750,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,750,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,750,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Spark Energy, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive offices are located at 2105 CityWest Blvd., Suite 100, Houston, Texas 77042.

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Spark HoldCo, LLC, dated August 1, 2014 (the “Spark HoldCo LLC Agreement”), by and among the Issuer, Spark HoldCo, LLC, a Delaware limited liability company (“Spark HoldCo”), NuDevco Retail Holdings, LLC, a Texas limited liability company (“NuDevco Retail Holdings”) and NuDevco Retail, LLC, a Texas limited liability company (“NuDevco Retail”), NuDevco Retail Holdings and NuDevco Retail generally have the right to exchange units of Spark HoldCo (the “Spark HoldCo Units”) (and a corresponding number of shares of Class B common stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock”)) for Class A Common Stock (or cash at the Issuer’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock) exchanged. Accordingly, and unless otherwise noted, the information in this Schedule 13D is presented as if all Class B Common Stock has been converted into Class A Common Stock.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by (i) W. Keith Maxwell III (“Individual Filer”), (ii) NuDevco Partners, LLC, a Texas limited liability company (“NuDevco Partners”), (iii) NuDevco Partners Holdings, LLC, a Texas limited liability company (“NuDevco Partners Holdings”), (iv) NuDevco Retail Holdings and (v) NuDevco Retail. NuDevco Partners, NuDevco Partners Holdings, NuDevco Retail Holdings and NuDevco Retail are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”

The Individual Filer is the sole member of NuDevco Partners. NuDevco Partners is the sole member of NuDevco Partners Holdings. NuDevco Partners Holdings is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 8, 2014, a copy of which is attached hereto as Exhibit 1.

(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted is listed on Schedule I, which is attached hereto and is incorporated in this Schedule 13D by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Schedule 13D by reference.

(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company properly organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the securities through a corporate reorganization in connection with the closing of the Issuer’s initial public offering on August 1, 2014 (the “Offering”), whereby NuDevco Retail Holdings acquired 10,612,500 shares of Class B Common Stock and NuDevco Retail acquired 137,500 shares of Class B Common Stock. Prior to the corporate reorganization, the operating subsidiaries that were contributed to the Issuer in connection with the reorganization were indirect wholly owned subsidiaries of the Individual Filer.

Item 4.	Purpose of Transaction

The acquisitions of Class B Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through their voting rights with respect to their shares of Class B Common Stock.

As described in Item 6 below, subject to the terms of the Spark HoldCo LLC Agreement, the Spark HoldCo Units (together with a corresponding number of shares of Class B Common Stock) may be exchanged, at any time and from time to time, for Class A Common Stock (or cash at the Issuer or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek conversion of the Class B Common Stock and Spark HoldCo Units into Class A Common Stock.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) To the best knowledge of the Reporting Persons, as of August 1, 2014, there were 3,000,000 shares of Class A Common Stock outstanding and 10,750,000 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of NuDevco Partners. NuDevco Partners is the sole member of NuDevco Partners Holdings. NuDevco Partners Holdings is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and, for purposes of qualifying the Issuer as a “controlled company,” pursuant to the rules of The NASDAQ Stock Market LLC. As a group, the Reporting Persons beneficially own in the aggregate 10,750,000 shares of Class A Common Stock (assuming conversion of the 10,750,000 shares of Class B Common Stock and corresponding Spark HoldCo Units into Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 78.2% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned by the reporting persons include: (1) 10,750,000 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 78.2% of the outstanding Class A Common Stock, (2) 10,750,000 shares of Class A Common Stock beneficially owned by NuDevco Partners, representing 78.2% of the outstanding Class A Common Stock, (3) 10,750,000 shares of Class A Common Stock beneficially owned by NuDevco Partners Holdings, representing 78.2% of the outstanding Class A Common Stock, (4) 10,750,000 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing 78.2% of the outstanding Class A Common Stock and (5) 10,750,000 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing 78.2% of the outstanding Class A Common Stock.

(b) The Individual Filer does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,750,000 shares of Class A Common Stock (assuming conversion). NuDevco Partners does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,750,000 shares of Class A Common Stock (assuming conversion). NuDevco Partners Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,750,000 shares of Class A Common Stock (assuming conversion). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,750,000 shares of Class A Common Stock (assuming conversion). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,750,000 shares of Class A Common Stock.

(c) The Reporting Persons acquired the securities during a corporate reorganization in connection with the closing of the Offering on August 1, 2014, whereby NuDevco Retail Holdings acquired 10,612,500 shares of Class B Common Stock and NuDevco Retail acquired 137,500 shares of Class B Common Stock.

(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JOINT FILING AGREEMENT

A Joint Filing Agreement, dated August 8, 2014, by and among the Individual Filer, NuDevco Partners, NuDevco Partners Holdings, NuDevco Retail Holdings and NuDevco Retail, has been executed, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF SPARK HOLDCO, LLC

In accordance with the terms of the Spark HoldCo LLC Agreement (as previously defined), NuDevco Retail Holdings and NuDevco Retail generally have the right to exchange their Spark HoldCo Units (and a corresponding number of shares of Class B Common Stock) for shares of Class A Common Stock (or cash at the Issuer’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. The Spark HoldCo LLC Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. This summary of the Spark HoldCo LLC Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

TRANSACTION AGREEMENT II

On July 30, 2014, in connection with the Offering, the Issuer entered into that certain Transaction Agreement II (the “Transaction Agreement”), by and among the Issuer, Spark HoldCo, NuDevco Retail, NuDevco Retail Holdings, Spark Energy Ventures, LLC, a Texas limited liability company, NuDevco Partners Holdings and Associated Energy Services, LP, a Texas limited partnership, providing for, among other things, the issuance of 10,750,000 shares of Class B Common Stock to Spark HoldCo and the distribution by Spark HoldCo of 10,612,500 shares of Class B Common Stock to NuDevco Retail Holdings and 137,500 shares of Class B Common Stock to NuDevco Retail. The Transaction Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. This summary of the Transaction Agreement is qualified in its entirety by reference to the text of Exhibit 3 hereto.

REGISTRATION RIGHTS AGREEMENT

On August 1, 2014, in connection with the closing of the Offering, the Issuer entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”) by and among the Issuer, NuDevco Retail Holdings and NuDevco Retail. The Registration Rights Agreement contains provisions by which the Issuer has agreed to register under the federal securities laws the sale of any shares of its Class A Common Stock received by NuDevco Retail Holdings or NuDevco Retail or certain of their affiliates pursuant to the Exchange Right (as defined in the Registration Rights Agreement). These registration rights are subject to certain conditions and limitations. The Issuer is generally obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. This summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 4 hereto.

LOCK-UP AGREEMENTS

The Individual Filer, NuDevco Retail Holdings and NuDevco Retail have entered into Lock-Up Agreements with the representatives of the underwriters of the Offering and have agreed that, subject to certain exceptions and for a period of 180 days after July 28, 2014, they will not directly or indirectly, (1) offer, sell, contract to sell, pledge, hypothecate or establish a put equivalent position with respect to any shares of Class A Common Stock, (2) grant any option, right or warrant for the sale of any shares of Class A Common Stock, (3) purchase any option or contract to sell any shares of Class A Common Stock, (4) sell any option or contract to purchase any shares of Class A Common Stock, (5) otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly any shares of Class A Common Stock, (6) request or demand that we file a registration statement related to the Class A Common Stock or (7) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of Class A Common Stock whether any such swap or transaction is to be settled by delivery of shares of Class A Common Stock or other securities, in cash or otherwise. A form of the Lock-Up Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. This summary of the Lock-Up Agreement is qualified in its entirety by reference to the text of Exhibit 5 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement for Schedule 13D (filed herewith)

Exhibit 2	Spark HoldCo, LLC Second Amended and Restated Limited Liability Agreement, dated as of August 1, 2014, by and among the Issuer, Spark HoldCo, NuDevco Retail Holdings and NuDevco Retail (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K on August 4, 2014 (File No. 001-36559) and incorporated herein by reference)

Exhibit 3	Transaction Agreement II, dated as of July 30, 2014, by and among the Issuer, Spark HoldCo, NuDevco Retail, NuDevco Retail Holdings, Spark Energy Ventures, LLC, NuDevco Partners Holdings and Associated Energy Services, LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K on August 4, 2014 (File No. 001-36559) and incorporated herein by reference)

Exhibit 4	Registration Rights Agreement, dated as of August 1, 2014, by and among the Issuer, NuDevco Retail Holdings and NuDevco Retail (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K on August 4, 2014 (File No. 001-36559) and incorporated herein by reference)

Exhibit 5	Form of Lock-Up Agreement (filed as Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on August 1, 2014 (File No. 001-36559) and incorporated herein by reference)

Exhibit 6	Power of Attorney of W. Keith Maxwell III (filed as Exhibit 24 to the Individual Filer’s Form 3 on July 28, 2014 and incorporated herein by reference)

Exhibit 7	Power of Attorney of NuDevco Partners, LLC (filed herewith)

Exhibit 8	Power of Attorney of NuDevco Partners Holdings, LLC (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III, by Gil Melman
as attorney-in-fact	8/8/2014

/s/ NuDevco Partners, LLC, by Gil Melman
as attorney-in-fact	8/8/2014

/s/ NuDevco Partners Holdings, LLC, by Gil Melman
as attorney-in-fact	8/8/2014

/s/ NuDevco Retail Holdings, LLC by Gil Melman
Vice President and General Counsel	8/8/2014

/s/ NuDevco Retail, LLC, by Gil Melman
Vice President and General Counsel	8/8/2014

SCHEDULE I

The business address of the Individual Filer is 2105 CityWest Blvd., Suite 100, Houston, Texas 77042. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
NuDevco Partners, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Partners Holdings, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Spark Energy, Inc., retail energy provider (1)	Chairman of the Board of Directors, Director

(1)	The entity’s business address is 2105 CityWest Blvd., Suite 100, Houston, Texas 77042.

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SCHEDULE II

Each of the Reporting Entities is a holding company with its principal offices located at 2105 CityWest Blvd., Suite 100, Houston, Texas 77042. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.

NuDevco Partners, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Larry “Todd” Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

NuDevco Partners Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Larry “Todd” Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Larry “Todd” Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Gil Melman	Vice President and General Counsel	(1)	United States

NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Larry “Todd” Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Gil Melman	Vice President and General Counsel	(1)	United States

(1)	2105 CityWest Blvd., Suite 100, Houston, Texas 77042.

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